GREAT PANTHER RESOURCES LIMITED

NOTICE OF EXTRAORDINARY MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an extraordinary meeting of shareholders of GREAT PANTHER RESOURCES LIMITED (the “Company”) will be held in the Boardroom, Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia V6E 2K3 on Thursday, December 17, 2009 at 11:00 a.m. Pacific Time, for the following purpose:

to consider and vote on an ordinary resolution changing the name of the Company to Great Panther Silver Limited.

The information circular which accompanies this notice contains further information relating to the above matter.

Shareholders are invited to attend the meeting. If you are unable to attend the meeting in person, please complete, sign, date and return the enclosed form of proxy, by mail or fax, in accordance with the directions given in the accompanying information circular. If you receive more than one form of proxy because you own shares registered in different names or with different addresses, each form of proxy should be completed and returned.

If you are a non-registered shareholder who receives these materials through a broker, a financial institution, a trustee or a nominee that holds securities on your behalf, you should comply with the instructions provided by such organization to ensure that your shares may be voted. See “Advice to Non-Registered Shareholders” in the accompanying information circular.

DATED November 9, 2009

BY ORDER OF THE BOARD OF DIRECTORS

“Kaare G. Foy”

Kaare G. Foy
Executive Chairman